Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Karla and Co, Inc.
10869 N Scottsdale Rd #103 - 807
Scottsdale, AZ 85254
karlaandco.com

Up to $1,006,998.00 in Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Karla and Co, Inc.
Address: 10869 N Scottsdale Rd #103 - 807, Scottsdale, AZ 85254
State of Incorporation: DE
Date Incorporated: August 16, 2017

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Common Stock
Offering Maximum: $1,006,998.00 | 335,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $255.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based:

Friends and Family Early Birds
Invest within the first 48 hours and 15% bonus shares.

Super Early Bird Bonus
Invest within the first week and receive 15% bonus shares

Early Bird Bonus
Invest within the first two weeks and receive a 10% bonus shares

Amount-Based:

$255+
Receive a LIMITED EDITION 'I Invested Latina' hat and keyhain and a $25 Karla and Co. gift card + 5% Bonus Shares and a 10% OFF coupon code.

$500+
Receive a LIMITED EDITION 'I Invested Latina' hat and keyhain and a $50 Karla and Co. gift card + 5% Bonus Shares and a 10% OFF coupon code.

$1,000+
Receive a LIMITED EDITION 'I Invested Latina' hat, keychain, and a $100 Karla and Co. gift card + 5% Bonus Shares and a 15% OFF coupon code.

$2,500+
Receive a LIMITED EDITION 'I Invested Latina' hat, keychain, beachcomber bag, and a $250 Karla and Co. gift card + 5% Bonus Shares and a 15% OFF coupon code.

$5,000+
Receive a LIMITED EDITION 'I Invested Latina' hat, keychain, beachcomber bag, pin, get on our early access product drop list, Carlitos the Camel and a $500 Karla and Co. gift card + 8% Bonus Shares and a 20% OFF coupon code.

$10,000+
Receive a personalized LIMITED EDITION 'I Invested Latina' hat, keychain, beachcomber bag, pin, get on our early access product drop list, Carlitos the Camel be a guest to our launch party, receive our end of year collection box and a $1000 Karla and

Co. gift card + 10% Bonus Shares and a 20% OFF coupon code.

$15,000+
Receive a personalized LIMITED EDITION 'I Invested Latina' hat, keychain, beachcomber bag, pin, get on our early access product drop list, Carlitos the Camel be a guest to our launch party, receive our end of year collection box, be a sponsor and guest on our Gossip in Spanish podcast and a $1500 Karla and Co. gift card + 10% Bonus Shares and a 20% OFF coupon code.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Karla & Co will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Karla and Co is a C Corp organized under the laws of the state of Delaware that creates affordable clothing directed towards the Hispanic community. Our products are sold worldwide but mainly focused within the United States and Puerto Rico via our online store and small boutiques. Karla and Co have been earning profit since day one and was one of the first Latina brands to hit the market and is supported by a large loyal customer base including well-known celebrities within the space.

Karla and Co was initially organized as an LLC in the state of Arizona in August of 2017, began sales in 2018 and converted to a C Corp in the state of Delaware on April 5, 2022. It first started selling its Spanish products in January of 2018.

Karla and Co current is operated by Karla Butvidas (CEO) and Bryan Butvidas (CCO). Karla owns 51% of the company and Bryan holds the other 49%.

Karla and Co hold two Trademarks and plans to apply for more to protect the expanding brand.

Competitors and Industry

The Hispanic Market has a $1.9 trillion a year spending pool with a projected population of 29% by 2050. Shoppers who are Spanish-language dominant spend more per buying visit ($61) than non-Hispanics ($53) and The amount of money spent per online buying visit by bilingual Hispanics is $72 compared to the total market average of $68. Hispanics spend roughly $2,300 annually on apparel – 5 percent more than the average U.S. household.

* Sources:

https://www.pewresearch.org/hispanic/2008/02/11/us-population-projections-2005-2050/

https://www.globenewswire.com/news-release/2019/05/03/1816175/0/en/Hispanic-American-Households-Will-Outspend-White-Households-in-their-Lifetimes-Making-2-5-Million-in-Purchases-on-Average.html#:~:text=Hispanics%20spend%20roughly%20%242%2C300%20annually,more%20in%20specific%20apparel%20subcategori

https://www.licenseglobal.com/retail-trends/study-highlights-hispanic-shopping-habits

https://news.uga.edu/selig-multicultural-economy-report-2021/#:~:text=Hispanic%20market%20growth,increase%20of%2087%25%20from%202010

Karla and Co have several small to medium-sized competitors within the Latina space. Competitors include: Jen Zeano Designs, hija de tu madre, House of Locos, Mitu and Mexistuff. The space has not decided which direction it wants to go, so competitors have been fighting to test new trends and styles. Karla and Co's main competitors focus more on political landscapes than culture, which completely ignores a true rooted connection to their customer base and limits them to one area of design and market. This also allows them less movement when wanting to pivot in rebranding or design shifts.

Current Stage and Roadmap

Karla and Co's Spanish brand is currently on the market and generating sales and has been since 2018

The Company's efforts for the next few years will be focused on expanding market share, launching new category lines and products, growing our distribution network, researching, and developing our future products, etc. Our goal is to expand into the family market with our planned full launch of Carlitos the Camel during the 2022 holiday season.

The Team

Officers and Directors

Name: Karla Butvidas

Karla Butvidas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Brand and product development. Media and social media relations. Manging influencer marketing and brand awareness. Karla currently is compensated with an average $70k a year salary and owns 51% of the company.

- **Position:** Board Member
  Dates of Service: April 11, 2022 - Present
  Responsibilities: Steer the company towards a sustainable future by adopting sound, ethical, and legal governance and financial management policies, as well as by making sure the company has adequate resources to advance its mission.

Name: Bryan Butvidas

Bryan Butvidas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Inventory and order management. Social media ad management. Warehouse manufacturing. Brand and product development. Media and social media relations. Managing influencer marketing and brand awareness. Bryan currently is compensated with an average $70k a year salary and owns 49% of the company.

- **Position:** Board Member
  Dates of Service: April 11, 2022 - Present
  Responsibilities: Steer the organization towards a sustainable future by adopting sound, ethical, and legal governance and financial management policies, as well as by making sure the company has adequate resources to advance its mission.

Other business experience in the past three years:

- **Employer:** Design Pickle
  Title: Director of Growth
  Dates of Service: August 15, 2018 - November 05, 2019
  Responsibilities: Increase LTV of current customer basis, lower churn rate and increase new subscriptions.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be

able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the eCommerce/apparel industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns two trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Karla and Co or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Karla and Co could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Karla Butvidas	2,040,000	Common Stock	51.0%
Bryan Butvidas	1,960,000	Common Stock	49.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 335,666 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 4,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Karla and Co INC of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,040,000
  Use of proceeds: Exchanged to Karla Butvidas for a 51% membership interest in Karla and Co, LLC, an Arizona limited liability company.
  Date: April 05, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,960,000
  Use of proceeds: Exchanged to Bryan Butvidas for a 49% membership interest in Karla and Co, LLC, an Arizona limited liability company.
  Date: April 05, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $374,646, which was a decrease compared to fiscal year 2020 revenue of $524,498. As a result of COVID-19 supply-line issues from 2020 catching up and market uncertainty.

We believe the third or fourth quarter of 2022, the market will be more stabilized with supply chains and level out increased costs, as well as our plan to expand into new sales channels that were not tapped into in 2020 and 2021.

Expenses

The Company's expenses consist of, among other things, compensation, shipping, manufacturing inventory (silkscreen transfers, apparel blanks) marketing and sales expenses, and research and development expenses. Expenses in 2021 totaled $235,657 and Expenses in 2020 were $273,158. Covid brought with it an increase in costs, and as we slowly return to pre-pandemic prices we anticipate our costs being reduced.

Cost of sales

Cost of sales in 2021 was $159,741, an increase of approximately $30,000, from costs of $129,948 in fiscal year 2020. The increase was largely due to an increase in material and shipping costs, and a warehouse expansion in Texas which we abandoned in order to lower operating costs for 2022.

Gross margins

2021 gross profit decreased by $133,500 over 2020 gross profit and gross margins. 2021 profit margins decreased by 15% from 52% in 2020 to 37% in 2021. This decreased performance was caused by an increase in operating costs to allow scaling in 2022.

Historical results and cash flows:

The Company is currently in the production stage and revenue-generating. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future because even during a global pandemic and international supply chain issues, our company stayed revenue positive. Past cash was primarily generated through sales from our online store. Our goal is to generate a 2-3x increase in revenue each year and increase our profit margins back over 45%.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2022, the Company has a 10k loan from Fundbox, 15k from PayPal and 28k from Shopify Capital.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company, as the company will continue to generate profits during the duration and after the duration of our crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least 5 years. This is based on a current monthly burn rate of $14,000 in inventory expenses and $15,000 in salary payouts.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 15 years. This is based on a current monthly burn rate of $14,000 in inventory expenses and $15,000 in salary payouts.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As of April 2022, the Company has capital resources available in the form of a line of credit from Fundbox of $23,000 and personal savings of $9,000.

Indebtedness

- **Creditor:** Shopify Capital
  Amount Owed: $27,500.00
  Interest Rate: 0.0%
  Maturity Date: January 31, 2023

- **Creditor:** PayPal
  Amount Owed: $14,000.00
  Interest Rate: 0.0%
  Maturity Date: October 31, 2022

- **Creditor:** Payability
  Amount Owed: $985.00
  Interest Rate: 0.0%
  Maturity Date: June 15, 2022

- **Creditor:** Fundbox
  Amount Owed: $12,500.00
  Interest Rate: 0.0%
  Maturity Date: October 02, 2022

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,000,000.00

Valuation Details:

Karla and Co valuation is based on historical revenues and expected revenue projections and business growth channels in the next 5 years against market-based comps from similar brands. Karla and Co is a post-revenue Latina clothing and education company that started in 2018 and from its beginning has had profit positive monthly earnings. With a yearly doubling of revenue from 2018 to 2020 and being able to keep higher than industry standard margins during COVID19's most impactful year in 2021, Karla and Co have proven their ability to thrive and exist even during global disasters. Now with restrictions slowly being relaxed, Karla and Co have the ability to implement pre-covid marketing structures which we believe could increase our yearly revenue by 3 to 4x each year. COVID caused Karla and Co to stop expanding its partnerships with larger companies like Bacardi due to transit restrictions, closed down all conventions and Latina business events, caused uncertainty with marketing budget scaling, and also uncertainty with expanding brand SKUs and demos and seeking more sales channels like Amazon and Walmart.com. Another major hurdle was the lack of supply chain during COVID which caused bulk ordering of materials non-existent and now has only recently been an option. We plan to re-engage in these efforts which we believe can get us back on our growth track. With being one of the first to market Latina-focused brands, Karla and Co have a stable foot in the fast-growing Latino population which now accounts for 20% of the US and with over $2 trillion of disposable income in 2021 alone.

The company has grossed over $1.2 million in revenue on a $600 personal investment and has run on bootstrap principles. Profit margins have averaged 49.4% between 2018 and the current 2022 year. With over 36,000 orders and over 150,000 units sold, Karla and Co have a strong brand in the physical and online space as sales channels have reached a 6-7 ROI on advertising platforms, which we plan to leverage to allow for the massive potential for online sales growth.

To date, Karla and Co have grown its Instagram following organically to over 57k followers, including many Latino community entertainment celebrities, which has also produced a zero-cost influencer database. We've amassed over 26k customers, including a 20k+ email list and a rapidly growing SMS list, and has worked directly with large Spanish companies like Bacardi and espiritu. Karla and Co averages around a 50% customer return rate and an impressive 5-star average review score on all revenue channels. The company's outreach channels see a month-to-month positive increase and our goal is to throttle this by increasing the marketing budget.

Karla and Co have a focus on expanding its hold within this fast-growing Latino market by offering family products. One is the launch of Carlitos the Camel in 2021. Carlitos is a stuffed animal and book set that teaches children from all cultures about the magical holiday of the Three Kings. Carlitos is based on the business model of the wildly popular Elf on the Shelf which brings in over $10 million in annual sales and is valued at over $100 million dollars. One main difference is Elf of the Shelf is a seasonal product and Carlitos and his friends have multiple holidays to teach about throughout the year. The want for Spanish family products is clearly apparent within the US and a prime example is the success of Little Libros, a Spanish children's book company that has currently raised almost $4 million dollars.

In summary, the Company is taking its historical sales of 36,000 orders and average growth rate, arriving at an approximate $12 million in value. Karla and Co plan to use the raised capital to expand its product line, increase the size of its marketing channels and increase its team members to create more opportunities for fast growth.

https://www.emarketer.com/content/hispanic-buying-power-rising-us-bolstering-consumer-sectors

https://www.inc.com/magazine/201112/the-elf-that-stole-christmas.html

https://wefunder.com/lil.libros

This valuation was set internally by the company without the use of any formal thrid-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company has no preferred stock, options, warrants, other securities with a right to acquire shares are exercised or shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  25.0%
  Our goal for 2022 and 2023 is to explain marketing into the following; Hire PR firm to get itno TV and print media, aggressively state TikTok advertising, scaling Facebook and Instagram ads, paid influencer outreach
- *Company Employment*
  5.0%
  Hire one in-house contractor to help produce more products per hour and create a more streamlined prep and packaging operation.

- *Research & Development*
  18.0%
  Expand Carlitos the Camel and Gossip in Spanish. Creation of an iPhone and Android app for Karla and Co customers. This will help us develop better outreach and acquisition plans.

- *Operations*
  15.0%
  Increase compensation of current members to allow more time dedicated needed to run the company's expansion.

- *Inventory*
  20.0%
  Enroll in bulk purchasing with current vendors to drop unit costs down.

- *Working Capital*
  11.5%
  Day-to-day business expenses. Get lower-cost weekly and monthly items cheaper by buying in bulk.

If we raise the over allotment amount of $1,006,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  30.0%
  Our goal for 2022 and 2023 is to explain marketing into the following; Hire PR firm to get itno TV and print media, aggressively state TikTok advertising, scaling Facebook and Instagram ads, paid influencer outreach and potentially marketing of this regulation crowdfunding campaign

- *Research & Development*
  13.0%
  Expand Carlitos the Camel and Gossip in Spanish. Creation of an iPhone and Android app for Karla and Co customers. This will help us develop better outreach and acquisition plans.

- *Company Employment*
  5.0%
  Hire two in-house contractors to help produce more products per hour and create a more streamlined prep and packaging operation.

- *Operations*
  15.0%
  Increase compensation of current members to allow more time dedicated needed to run the company's expansion.

- *Inventory*
  26.5%
  Enroll in bulk purchasing with current vendors to drop unit costs down.

- *Working Capital*
  5.0%
  Day-to-day business expenses. Get lower-cost weekly and monthly items cheaper by buying in bulk.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at karlaandco.com (karlaandco.com/annualreport).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/karlaandco

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Karla and Co, Inc.

[See attached]

KARLA AND CO, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Karla and Co, LLC
Cave Creek, Arizona

We have reviewed the accompanying financial statements of Karla and Co, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 23, 2022
Los Angeles, California

KARLA AND CO, LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 1,838	$ 8,001
Acccounts receivable, net	785	785
Inventory	12,500	7,890
Total current assets	**15,123**	**16,676**
Property and equipment, net	760	1,140
Total assets	**$ 15,883**	**$ 17,816**
LIABILITIES AND MEMBERS' EQUITY		
Total liabilities	-	-
MEMBERS' EQUITY		
Members' equity	15,883	17,816
Total members' equity	**15,883**	**17,816**
Total liabilities and members' equity	**$ 15,883**	**$ 17,816**

See accompanying notes to financial statements.

KARLA AND CO, LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	374,656	$	524,498
Cost of goods sold		159,741		129,948
Gross profit		214,914		394,550
Operating expenses				
General and administrative		47,777		102,208
Sales and marketing		28,519		20,174
Total operating expenses		76,296		122,382
Operating income/(loss)		138,618		272,168
Interest expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		138,618		272,168
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**138,618**	**$**	**272,168**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	**$**	**8,878**
Capital distribution		(263,231)
Net income/(loss)		272,168
Balance—December 31, 2020	**$**	**17,816**
Capital distribution		(140,551)
Net income/(loss)		138,618
Balance—December 31, 2021	**$**	**15,883**

See accompanying notes to financial statements.

KARLA AND CO, LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	138,618	$	272,168
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		380		380
Changes in operating assets and liabilities:				
Acounts receivable, net		-		(785)
Inventory		(4,610)		(1,892)
Net cash provided/(used) by operating activities		**134,388**		**269,871**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital distribution		(140,551)		(263,231)
Net cash provided/(used) by financing activities		**(140,551)**		**(263,231)**
Change in cash		(6,163)		6,640
Cash—beginning of year		8,001		1,360
Cash—end of year	**$**	**1,838**	**$**	**8,001**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Karla and CO, LLC was formed on August 15, 2017 in the state of Arizona. The financial statements of Karla and CO, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cave Creek, Arizona

Karla & Co is a clothing and accessories brand created by Latinas, for Latinas, encouraging its audience to express their culture through apparel. Karla & Co makes high quality, affordable clothing and accessories for adults and children and has had over 36,000 orders to date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to r finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of clothes to customers.

Cost of sales

Costs of goods sold include the cost of goods sold, freight and delivery.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and December 31, 2020 amounted to $28,519 and $20,174, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 23, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished goods	$ 12,500	$ 7,890
Total Inventory	**$ 12,500**	**$ 7,890**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Equipment	$ 1,900	$ 1,900
Property and Equipment, at Cost	**1,900**	**1,900**
Accumulated depreciation	(1,140)	(760)
Property and Equipment, Net	**$ 760**	**$ 1,140**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021 and 2020 was in the amount of $380 and $380, respectively.

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Bryan Butvidas	100.0%
TOTAL	**100.0%**

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through March 23, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Karla & Co

Celebrate tu Cultura!


KARLA AND CO
LATINA

Website | Scottsdale, AZ | FASHION & APPAREL

Karla & Co is a clothing and accessories brand created by Latinas, for Latinas, encouraging its audience to express their culture through apparel. Karla & Co makes high quality, affordable clothing and accessories for adults and children and has had over 36,000 orders to date.

$35,170 raised

64 Investors	$12M Valuation
$3.00 Price per Share	$255.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.01M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- Karla & Co is early to market, as one of the first Latina brands launched on Etsy and a standalone website, and has an impressive 45% customer retention rate.
- The Latino market is undergoing massive growth, with a spending pool of $1.9 trillion per year; the population of Karla & Co's market reached 62.1 million in 2020, and increased by 23% over the previous decade.*
- Karla & Co has created Carlitos the Camel. A stuffed animal that teaches children about the many different cultures and stories within the Latino community. With Carlitos, Karla & Co will be expanding into the larger Latino family market as well.

*Market statistics provided by The Drum and Pew Research Center (source, source)

Clothing on a mission for good

Karla & Co was founded in 2017, by Karla and Bryan Butvidas, with the intention of creating high quality, affordable apparel for the Latin market. We are all about spreading positivity, while representing and empowering members of Latin culture. Although our market space was almost non-existent just 5 years ago, it has recently undergone massive growth, as Spanish becomes more and more a part of mainstream American pop culture. With our clothing brand up and running for almost 5 years already, with over 36,000 sales to date, we have an edge on any new competitors in the space!


I can laugh in English and in Spanish.
LATINA
Clothing Celebrating Latin Culture
Actually Created By Someone From The Community

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into Karla & Co:

$255+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$255+
Investment
$255+
Receive a LIMITED EDITION 'I Invested Latina' hat and keychain and a $25 Karla and Co. gift card + 5% Bonus Shares and a 10% OFF coupon code.

$500+
Investment
$500+
Receive a LIMITED EDITION 'I Invested Latina' hat and keychain and a $50 Karla and Co. gift card + 5% Bonus Shares and a 10% OFF coupon code.

$1,000+
Investment
$1,000+
Receive a LIMITED EDITION 'I Invested Latina' hat, keychain, and a $100 Karla and Co. gift card + 5% Bonus Shares and a 15% OFF coupon code.

$2,500+
Investment
$2,500+
Receive a LIMITED EDITION 'I Invested Latina' hat, keychain, beachcomber bag, and a $250 Karla and Co. gift card + 5% Bonus Shares and a 15% OFF coupon code.

Founder, Karla Butvidas, is a self-taught designer, social media manager, and branding expert who has successfully launched 3 profitable companies (including Karla & Co) before the age of 30 and has sold over 150,000 products since 2016. Co-founder, Bryan Butvidas, holds an MIT Certificate in Systematic Innovation of Products, Processes, and Services, has held C level positions in 4 different startup companies, has managed over $2 million in ad spend, and has sold over 90,000 books, both published and self-published.

Karla & Co. Quick Facts

36,000+ Orders To Date	**26,000+** Customers	**45%** Customer Return Rate
High Margin Business Model	**Profit Positive** Since Sales Began	**Celebrity Endorsed** And Supported

THE PROBLEM

There is a lack of Latina-driven clothing in the fashion world

Many people lack an understanding and education about the various cultures of Latin America, and there is an apparent lack of representation of Latin culture in fashion.

Simply put, Latinas do not have enough access to Latina brands and Latina-driven clothing. That's why we make high-end, affordable clothes and accessories that allow our target audience to express themselves through fashion.

1. **Limited Access**
   The current market offers limited access to Latina brands and Latina driven clothing
2. **Lack Of Proper Representation**
   Society runs rampatn with misrepresentation of the Latin culture
3. **Lack Of Understanding**
   There is a lack of education and understanding of the multiple cultures within the Latin community

THE SOLUTION

Apparel that educates, expresses, and empowers

Karla & Co is Latina-founded and run. Our brand aims to educate the world about the many different Latin cultures, while helping to combat stereotypes. Karla & Co represents an opportunity to express Latin culture in a positive way and empower Latinas to express their culture through the clothes and accessories they wear.

$5,000+
Investment
$5,000+
Receive a LIMITED EDITION 'I Invested Latina' hat, keychain, beachcomber bag, pin, get on our early access product drop list, Carlitos the Camel and a $500 Karla and Co. gift card + 8% Bonus Shares and a 20% OFF coupon code.

$10,000+
Investment
$10,000+
Receive a personalized LIMITED EDITION 'I Invested Latina' hat, keychain, beachcomber bag, pin, get on our early access product drop list, Carlitos the Camel be a guest to our launch party, [...] + 10% Bonus Shares and a 20% OFF coupon code.

$15,000+
Investment
$15,000+
Receive a personalized LIMITED EDITION 'I Invested Latina' hat, keychain, beachcomber bag, pin, get on our early access product drop list, Carlitos the Camel be a guest to our launch party, [...] + 10% Bonus Shares and a 20% OFF coupon code.

We Help Combat Sterotypes And Put A Spotlight On Latin Culture Through Clothing

EDUCATE
about the multiple Latin cultures and break stereotypes

EXPRESS
the Latin culture in a positive manner

EMPOWER
Latinas


TOSTONES
LATINA

We sell our products directly to our consumers, through the Karla & Co website, and have a high-margin business model. Our apparel is ‘made to order’, which means orders are not created until they are purchased, allowing for very low inventory spend, faster turnaround time, and higher margins. We have had over 36,000 orders to date, with an average order cost of $40, and over 26,000 customers.

THE MARKET

We are excited to be on the leading edge of such a fast-growing and young market space

We are on the forefront of a market with a rapidly growing customer base. The Hispanic population reached 62.1 million in 2020, and increased by 23% over the previous decade (source). The Latino market is undergoing massive growth, with a spending pool of $1.9 trillion per year (source). Our specific target audience includes Latinas, around the ages of 21 to 38.

The Spanish language has made its way into mainstream American pop culture, as evidenced by much of today’s pop music. Latin music revenues grew by 37% in the US, within the first half of 2021 (source), and many of music’s biggest stars are learning Spanish so that they can co-produce songs with famous Latin artists.

We realized that this market gap also creates a lack of stories and cultural toys in stores making it hard to keep our kids engaged with our tradition and heritage. So, we created Carlitos as a way to share our Hispanic culture with our children. Now with Carlitos Latino families around the world can share the joy of Three Kings in a more personal way and also a way to share their traditions within non-Hispanic homes.

Carlitos, a child camel, has lost his mother; and in his search for her, he embarks on a fantastic journey with his friend Gabriel, to discover all the magic of January 6, the day of the Three Kings. Join them to live the fantasy behind one of the most incredible traditions of the year.


Target Demographic Statistics
LARGE SPENDING POOL
Hispanics now represent a $1.9 Trillion a year spending pool
CULTURAL SHIFT
Latin music revenues grew by 37% in the US in first half of 2021
FAST GROWING MARKET
Hispanic population reached 62.1 Million in 2020, an increase of 23% over the previous decade.
TODO SALDRA BIEN

Karla & Co has several advantages above the competition. We are early to market, as one of the first Latina brands launched on Etsy and a standalone website. Our quality apparel is able to be produced with high-profit margins, at an affordable price point, which is likely why we see such a high retention rate among our loyal customers.

Competitive Advantage

EARLY TO MARKET

Karla & Co was one of the first Latina brands launched on Etsy and a standalone website.

ORGANIC SUPPORT

Karla & Co has support from not only loyal customers, but celebrities who have pushed the brand for free!

MADE TO ORDER

Karla & Co is a "made to order" model. This means orders are not made until they are purchased, allowing very low inventory spend, faster turnaround time & higher margins.

PROFIT

Karla & Co has been profit positive since day one!

QUALITY

Karla & Co does not cut cost by offering low end materials. We stand by our promise of offering a better product at a lower cost.

OUR TRACTION

Steady growth, media features and collaborations with celebrities and notable brands

Karla & Co has been profit positive since sales began, and continues to receive countless 5-star reviews from customers. We were also able to remain profitable during 2 years of COVID-19 not only affecting health, but also supply chains and material costs.


I CAN GO FROM Selena TO BAD BUNNY TO backstreet boys TO Paquita AND Lizzo EN UN DÍA
LATINA
CAFECITO
Customer Reviews
Karla & Co maintains a near 5 out of 5 star review rating on all commerce platforms
ALE ★★★★★
"Absolutely beautiful starting from the packaging! Theshirt is great quality, very soft, super fast delivery. Gifting it to my sister for Christmas, I cannot wait!"
AMANDA ★★★★★
"This is such a soft and well-made shirt. Unfortunately the warehouse sent the wrong size, but when i messaged the seller, she responeded within 15 minutes and made everything "Peachy Keen"! I highly recommend this seller."
GLORIA ★★★★★
"AMAZING customer service, the seller replies quickly and very professionally, I ordered the incorrect size and she helped me get the correct one ships fast and the items are exactly as described! Will definitely be purchasing from her again!!"

*The above testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Our podcast, Gossip in Spanish, has been running since March of 2020, and we have been featured by magazines such as We All Grow Latina and Latina Magazine. Our products have been featured in HBO's Pa'lante premier box (source) and we have produced clothing in conjunction with Bacardi (source, source, source), as well as partnered with celebrities and influencers who genuinely love our clothes.

Karla & Co owns two patents: "I Can Laugh in English and Spanish" and "Brava Pero Cute" and has a loyal customer base with a customer retention rate of about 45%.


Patented Sayings
I SPEAK FLUENT BACARDI
pero cute.
& A Partnership With Bacardi

WHY INVEST

Karla & Co is spearheading a niche industry and has promising plans for the future

Our 3-5 year goals are as follows:

- Apparel in major retailers like Wal-mart, Target and hundreds of boutiques around the US, Puerto Rico, Mexico and throughout South America
- 50+ monthly wholesale boutique
- Full FBA with Amazon
- 2 brick and mortar stores
- 10 co-branded partnerships
- Expand our children's brand, "Carlitos the Camel"
- 1 million podcast listeners
- Major warehouse with at least 5 to 6 employees

We intend to use this raise to fund these next ventures, rebrand our products and website, create a Karla & Co app for iPhones and Androids, begin YouTube development and hire for roles such as content creators, an ad specialist and more. This year, we will also begin utilizing the TikTok platform for our marketing, as it has helped countless businesses to organically grow their audience and is an especially fast-growing market for Latino creators. SMS is also a major push we are focusing on this year, as the conversion rate and ROI we've seen using SMS are double to triple compared to our email blasts.

Most importantly, Karla & Co will remain committed to celebrating positivity and empowering our customers, while educating the general public about Latino culture and breaking stereotypes. As the industry continues to grow at an all-time high, we hope you will join our mission of creating authentic cultural connections across the Hispanic diaspora!


KARLA AND CO
CAFECITO

August 2017

Our Company Launches!

Karla uploads her first Spanish tee on Etsy

December 2017

First 5-Figure Month

Karla and Co hits its first five figure month with $17,000 in sales.

November 2018

Karlaandco.com Launches

The official launch of Karlaandco.com

May 2019

Karla and Co Wins #weallgrowlatina Marker Contest

Karla and Co is invited as a guest vendor at #weallgrowlatina's 2019 Long Beach event.

May 2019

Bacardi!

Karla and Co becomes a clothing manufacturer for Bacardi.

August 2019

250k in cumulative Sales

Karla and Co. does 250k in total sales.

December 2019

First 6-Figure Year

Karla and Co. generates $293,267.61 in 2019

December 2020

First Half a Million Year

Karla and Co. generates $524,497 in 2020

December 2020

750k in cumulative Sales

Karla and Co. does over 750k in totals sales.

March 2020

Podcast Launched

Karla and Co launches Gossip in Spanish to bring a Latina perspective to pop culture

May 2020

1 Million cumulative in Sales

Karla and Co. does 1 million in total sales.

August 2021

HBO

Karla and Co partners with Spiritu, to create a shirt for HBO's Pa'lante premier.

September 2021

Carlitos the Camel

Karla and Co. launches Carlitos the Camel. A stuffed animal to teach kids about Latino culture.

March 2022

57k IG Followers

@karla.and.co hits 57k organic followers!

In the Press

SHOW MORE

Meet Our Team



Karla Butvidas

CEO & Board Member

Born and raised in Puerto Rico, Karla moved to The States to start a family with her husband, Bryan Butvidas. By the age of 30, Karla had created 3 profitable companies, sold over 150,000 units, and was a #weallgrowlatina Maker Market winner.



Bryan Butvidas

COO & Board Member

Once called "The cleverest writer on the Internet" by LA Weekly and "A controlled chaotic mega brain that createsmethods of madness that work freakishly well" by The Huffington Post, Bryan uses his technology background that he has developed since the age of 3 when he programmed his first-pixel animation and mixes it with his non-traditional marketing methods to break the rules and develop big result products or campaigns.



Pili Montilla

VP of Multimedia

Pili Montilla is an Emmy award-winning TV host and producer as well as a tastemaker who has made a name for herself as the "go to" host in the bilingual entertainment world. Always immersed in the world of music, fashion, arts, and travel, Pili has built a solid reputation as a prolific entertainer. Pili created, produced and hosted the Emmy winning music show "Té Para Tres con Pili Montilla" (MEGA TV) where she would spend a day in the life of Latin musicians as they shared their stories and music in an intimate and real manner, giving her audience an inside look into their lives. Pili's newest project is "Pili, Raúl and La Música" an uncensored, bilingual Latin music podcast she created, hosts and produces alongside renowned DJ Raúl Campos (KCRW). Simultaneously, Pili works as a TV host for several networks in both the Hispanic and general markets, as a live host for different events and brands, and as an influencer and content creator for an array of clients including: AT&T, Direct TV, Music Choice, Walmart, Lexus, Starbucks and more.

Offering Summary

Company	Karla and Co, Inc.
Corporate Address	10869 N Scottsdale Rd #103 - 807, Scottsdale, AZ 85254
Offering Minimum	$9,999.00
Offering Maximum	$1,006,998.00
Minimum Investment Amount (per investor)	$255.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	3,333
Maximum Number of Shares Offered	:	335,666
Price per Share	:	$3.00
Pre-Money Valuation	:	$12,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based:

Friends and Family Early Birds
Invest within the first 48 hours and 15% bonus shares.

Super Early Bird Bonus
Invest within the first week and receive 15% bonus shares

Early Bird Bonus
Invest within the first two weeks and receive a 10% bonus shares

Amount-Based:

$255+
Receive a LIMITED EDITION 'I Invested Latina' hat and keyhain and a $25 Karla and Co. gift card + 5% Bonus Shares and a 10% OFF coupon code.

$500+
Receive a LIMITED EDITION 'I Invested Latina' hat and keyhain and a $50 Karla and Co. gift card + 5% Bonus Shares and a 10% OFF coupon code.

$1,000+
Receive a LIMITED EDITION 'I Invested Latina' hat, keychain, and a $100 Karla and Co. gift card + 5% Bonus Shares and a 15% OFF coupon code.

$2,500+
Receive a LIMITED EDITION 'I Invested Latina' hat, keychain, beachcomber bag, and a $250 Karla and Co. gift card + 5% Bonus Shares and a 15% OFF coupon code.

$5,000+
Receive a LIMITED EDITION 'I Invested Latina' hat, keychain, beachcomber bag, pin, get on our early access product drop list, Carlitos the Camel and a $500 Karla and Co. gift card + 8% Bonus Shares and a 20% OFF coupon code.

$10,000+
Receive a personalized LIMITED EDITION 'I Invested Latina' hat, keychain, beachcomber bag, pin, get on our early access product drop list, Carlitos the Camel be a guest to our launch party, receive our end of year collection box and a $1000 Karla and Co. gift card + 10% Bonus Shares and a 20% OFF coupon code.

$15,000+
Receive a personalized LIMITED EDITION 'I Invested Latina' hat, keychain, beachcomber bag, pin, get on our early access product drop list, Carlitos the Camel be a guest to our launch party, receive our end of year collection box, be a sponsor and guest on our Gossip in Spanish podcast and a $1500 Karla and Co. gift card + 10% Bonus Shares and a 20% OFF coupon code.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Karla & Co will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

EMMY Award Winner, Pili Montilla, Joins Karla and Co.

2 hours ago



Today we are excited to announce a new member to our Karla and Co. familia, EMMY award winner, **Pili Montilla**. Pili has become a powerhouse to the brand, driving it into new corners of the Latina market, and her own style has inspired us to expand into different trends, colors, and designs. She has become a tremendous cornerstone in our growth and has exposed Karla and Co. to her extensive network of fantastic people around the world.

"For some time now, I've been patiently waiting to join forces and invest in an amazing Latina-owned, small business. I wanted to be part of something super special that celebrated and elevated our cultura. As soon as I met Karla, I knew these two Boricuas were destined to build great things juntas. Karla & Co's humor, quality, and message as well as Karla's work ethic, creativity, and dedication- which I've been able to witness through our friendship- is unstoppable. I'm beyond excited to co-own, invest and support Karla & Co, created by Latinas, for Latinas." Says Pili.

Pili's current projects include **Pili, Raúl & La Música**, an uncensored, bilingual Latin music podcast alongside renowned DJ Raúl Campos (KCRW), and is the co-owner of **Fun For Life Radio**, a radio station available on the world-known digital radio platform **DASH Radio**, making Pili the first celebrity Latina to own, direct and program a radio station on DASH - alongside fellow celebrities Snoop Dog and Kylie Jenner. Knowing how powerful music can be as a tool for compelling story-telling, Pili hosts and produces Truth & Tunes with Pili Montilla within Fun for Life Radio. T&T is a one-hour weekly radio show where she interviews cultural influencers who share the 5 songs that have shaped and influenced their life and work.

Bendiciones,
Karla and Co.

Karla and Co Featured in The Daily Front Row

3 days ago

PILI MONTILLA-BACKED BRAND KARLA & CO HAS MUST-HAVE SUMMER STAPLES EVERY LATINX FASHIONISTA WILL LOVE



The summer season is upon us, and what better way to kick off the warm weather than with the hottest new brand of the moment? Introducing Karla and Co, the clothing company providing effortlessly chic and affordable options for every LatinX to feel their most confident self.

READ THE FULL ARTICLE HERE

Behind the Scenes with EMMY Winning Producer Pili Montilla

7 days ago

This past weekend we did a photo shoot with the amazing EMMY winning producer & TV host **Pili Montilla**.

We wanted to capture what Karla and Co is... a fun, positive, colorful brand that celebrates our cultura.

Click here, to check out some of the **BEHIND THE SCENES** footage.

Bendiciones,
Karla



Perks in Production

9 days ago

We are working on our first round of perk fulfilments this week and will be emailing investors within the next week or two for shirt sizing so we can get your limited edition items pressed and packed and ready for you to rock!

Investors at higher tiers will also be asked for their sweater size. Sizing charts will be provided within that email and note that all our items are unisex.

Keychains, bags, and other physical items are in transit and should all arrive by next Thursday. Digital items, like custom discount codes and gift cards, will be included in your package of physical items.

Be on the lookout for an email from us around the **15th of June**.

Bendiciones,
Karla


I INVESTED
LATINA

Karla and Co Now Accessible in Spain!

14 days ago

As part of our expansion plan into international markets, we've recently launched in our second most requested country from customers, behind Mexico, which was been Spain. After months of testing quality and shipping times, we've finally found a manufacturer that can produce the same quality on the same materials as our Arizona warehouse and deliver products to our NEW customers in Spain within 4 business days at non-international rates. Before it cost customers from Spain around $20 to $25 per package and we've cut that by more than 60% and transit time of 14 business days to 4.

Marketing to Spain is scheduled to launch next week and our team will slowly build out audiences to allow us to scale in spending.

Our next target market will be Mexico and then slowly scale into Central and South America.

Bendiciones,
Karla


VAN CON
mi outfit.
KARLA AND CO.

New Colors and Sizes!

16 days ago

Here at Karla and Co., we have recently expanded our shirt color options per the request of our customers, and have been listening to their suggestions and have added XS and XXXL sizes to our most popular shirts and new shirt designs going forward.

Due to the global logistics issues from late last year, XXXXL and up sizes have been hard to come by and we are working hard with three of our suppliers to lock in stock when they become available again mid-Summer.

The money raised here on StartEngine will allow us more flexibility in ordering in bulk so we can make sure we are able to provide our customers with amazing clothing no matter their shape or size.

Bendiciones,
Karla



Inspiring Future Latina Business Owners

24 days ago

Our mission is simple, create a space for Latinas to find clothing and accessories that allow them to represent their culture through positive expression and to develop family products, like **Carlitos the Camel**, to educate generations about all the amazing Hispanic traditions, foods, and to show that we are not all the same.

In 2 weeks, 60 investors have already sent a message saying "I INVESTED LATINA" and with that message, investors inspire more Latinas to realize that their dreams can easily become a reality with the support from others who believe in them.

So when you **invest with Karla and Co**, you are doing more than just growing our business, but you are growing the seeds inside the minds of other future Latina entrepreneurs.

Bendiciones,
Karla


HELP US GROW
Se parte de nuestra misión
y motivación de compartir
nuestra cultura with all.

We've Raised 20k in 48 Hours!

about 1 month ago

In two days from our launch, our campaign has gone over 20k! Words can not describe the level of excitement that we have.

We personally want to thank everyone who jumped on our Early Bird family and friends offer. These early investments are proof of the belief in our company and as we grow, that proof will inspire others to create amazing things.

As the weeks go on, updates of milestones and company announcements will be shared, so you are constantly informed of our progress. Make sure to follow us on Instagram to see daily updates from our company in general.

As a reminder, our campaign currently has only 3 days left of its Super Early Bird Bonus and 10 days left on its Early Bird Bonus offer.

Bendiciones,
Karla


#WeAllGrow

END OF UPDATES

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James B. 23 INVESTMENTS a month ago

Hello Karla and Bryan, I see promise for your brand. My wife is from Peru, so she is also excited about your startup. Could you provide an estimate of you Q1 2022 revenue? Also, could you elaborate on your relationship with Bacardi. Mi esposa thinks that I am responsible for 10% of their sales, so I was wondering about your connection.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hola,

My name is Karla, co-founder, and CEO of Karla and Co.

I created Karla and Co back in 2018 when I noticed there was a lack of Latina representation within the fashion world. I could never find ANYTHING that I could relate to my Puerto Rician culture, so my husband and I invested a few hundred dollars into a cheap vinyl cutter and created our first shirt. This shirt was a great success and right then and there I KNEW I needed to make a positive Latina brand so others could express their cultura to those around them!

One of my main goals was I wanted to create a brand that our customers felt a part of, not a faceless company. I consider our customers our family. With that relationship, I learned from many moms, including myself that not only did WE not have clothing to express our culture, but it was hard to find items to teach our children about THEIR culture, which is why we create Carlitos the Camel. Carlitos is a curious camel who explores the world learning about the many beautiful Hispanic holidays and traditions and sharing them with your ninos.

Since 2018, we've done 1.2 million dollars in sales, been blessed with over 36,000 orders, and have over 26,000 Karla and Co. customers.

So come be a part of our familia and take this unique opportunity to say ‘I INVESTED LATINA’

bendiciones

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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